

January 17, 2013

Via E-mail
Mr. Douglas M. McSorley
Chief Financial Officer
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, PA 15017

> **Re:** **Universal Stainless & Alloy Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 6, 2012**
> **Response Letter Dated December 21, 2012**
> **File No. 0-25032**

Dear Mr. McSorley:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations, page 14

1. We note your response to our prior comment in your letter dated December 21, 2012 and we are unable to agree with your conclusions. We note other participants in your industry who quantify and discuss the impact of surcharges to their results of operations. It continues to appear that quantifying and disclosing surcharge information would be

useful information for investors to assess the underlying performance of your operations. Please contact us at the numbers provided at the end of this letter if you wish to discuss.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief